UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

GenCorp Inc.
(Name of Issuer)

Common Stock, par value of $0.10 per share
(Title of Class of Securities)

3686821006
(CUSIP Number)

Thomas R. Hudson Jr., Pirate Capital LLC 200 Connecticut Avenue, 4th Floor Norwalk, CT 06854 (203) 854-1100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 13, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the object of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP: 3686821006
1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Pirate Capital LLC


2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) * See Item 2 (b) X

3 SEC USE ONLY


4 SOURCE OF FUNDS
Not Applicable (See Item 3)


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
[ ]


6 CITIZENSHIP OR PLACE OF ORGANIZATION
State of Ohio





NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING
PERSON WITH
				7 	SOLE VOTING POWER
					477,900 (See Item 5)

				8 	SHARED VOTING POWER
					0

				9 	SOLE DISPOSITIVE POWER
					1,161,100 (See Item 5)

				10	SHARED DISPOSITIVE POWER
					0


				11 	AGGREGATE AMOUNT BENEFICIALLY OWNED
					BY EACH REPORTING PERSON
					1,161,100 (See Item 5)


				12	CHECK BOX IF THE AGGREGATE AMOUNT IN
					ROW (11) EXCLUDES CERTAIN SHARES*


				13	PERCENT OF CLASS REPRESENTED BY
					AMOUNT IN ROW (11)
					2.6% (See Item 4)


				14	TYPE OF REPORTING PERSON*
					00 (See Item 2)





CUSIP: 3686821006


1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Thomas R. Hudson Jr.


2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) * See Item 2 (b) X


3 SEC USE ONLY


4 SOURCE OF FUNDS
Not Applicable (See Item 3)

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
[ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION United States of America


NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING
PERSON WITH

				7	SOLE VOTING POWER
					683,200 (See Item 5)


				8 	SHARED VOTING POWER
					477,900 (See Item 5)


				9 	SOLE DISPOSITIVE POWER
					0


				10	SHARED DISPOSITIVE POWER
					1,161,100 (See Item 5)

				11	AGGREGATE AMOUNT BENEFICIALLY OWNED
					BY EACH REPORTING PERSON
					1,161,100 (See Item 5)

				12	CHECK BOX IF THE AGGREGATE AMOUNT IN
					ROW (11) EXCLUDES CERTAIN SHARES*


				13 	PERCENT OF CLASS REPRESENTED BY
					AMOUNT IN ROW (11)
					2.6% (See Item 4)

				14	TYPE OF REPORTING PERSON*
					IN


CUSIP: 3686821006

1 NAME OF REPORTING PERSON S.S. OR I.R.S.
IDENTIFICATION NO. OF ABOVE PERSON
Gabrielle Katz Hudson

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP* (a) (b)
__X__ * See Item 2

3 SEC USE ONLY

4 SOURCE OF FUNDS Not Applicable (See Item 3)

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
[ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America


NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING
PERSON WITH
				7	SOLE VOTING POWER
					0 (See Item 5)


				8 	SHARED VOTING POWER
					477,900 (See Item 5)


				9 	SOLE DISPOSITIVE POWER
					0


				10	SHARED DISPOSITIVE POWER
					1,161,100 (See Item 5)

				11	AGGREGATE AMOUNT BENEFICIALLY OWNED
					BY EACH REPORTING PERSON
					1,161,100 (See Item 5)

				12	CHECK BOX IF THE AGGREGATE AMOUNT IN
					ROW (11) EXCLUDES CERTAIN SHARES*


				13 	PERCENT OF CLASS REPRESENTED BY
					AMOUNT IN ROW (11)
					2.6% (See Item 4)

				14	TYPE OF REPORTING PERSON*
					IN


Item 1. Security and Issuer


The class of equity securities to which this Schedule 13D relates is shares of common stock, par value $0.10 per share, of GenCorp Inc. whose principal executive offices are located at Highway 50 & Aerojet Road, Rancho Cordova California 95670.



Item 2. Identity and Background

(a), (b), (c) and (f) This Schedule 13D is filed by Pirate Capital LLC,
Thomas R. Hudson Jr. and Gabrielle Katz Hudson. Pirate Capital LLC is a limited liability company, organized under the laws of Delaware, whose principal executive office is 200 Connecticut Avenue, 4th Floor, Norwalk, Connecticut 06854. The principal business of Pirate Capital LLC is providing investment management services to investment partnerships and other entities. Thomas R. Hudson Jr. and Gabrielle Katz Hudson are the controlling Members of Pirate Capital LLC. Each of them is a citizen of the United States.
Thomas R. Hudson Jr. is the Managing Member of Pirate Capital LLC, which is his principal occupation. Gabrielle Katz Hudson is the Chief Operating Officer of Pirate Capital LLC, which is her principal occupation. Each of the aforesaid reporting persons is deemed to be the beneficial owner of an aggregate of 686,794 shares of the Common Stock of the Issuer (the Shares), which Shares are owned of record, in part, by each of Jolly Roger Fund LP, Jolly Roger Offshore Fund Ltd and Mint Master Fund Ltd (the "Holders"). The persons filing this report disclaim that they and/or the Holders are members of a group as defined in Regulation 13D-G.

(d) and (e) Within the last five years, none of Pirate Capital LLC, Thomas
R. Hudson Jr., or Gabrielle Katz Hudson has been i) convicted in a criminal proceeding, or ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



Item 3. Source and Amount of Funds or Other Consideration

Funds for the purchase of the Shares were derived from available capital of the Holders. A total of $16,145,548 was paid to acquire the Shares as detailed in Item 5.



Item 4. Purpose of Transaction

The securities covered by this Schedule 13D were acquired by each of the Holders for investment purposes. On November 13, 2004 Pirate Capital LLC sent a letter to the Board of Directors of GenCorp Inc. This letter is contained in Exhibit 2.

Pirate has raised its concern over the November 8, 2004 announced capital financing and other Company issues. Pirate's concerns include the dilutive effects of such offerings at a time when the stock price is undervalued. The realizable value of the Company, over time, is $84/share - $156/share. The GenCorp Board must also address investor concerns over the Company's corporate governance policies and bring reform to such policies.

Except for the actions referred to in the preceding paragraph, none of the persons on behalf of whom this Schedule 13D is filed currently has other plans or proposals that relate to or would result in any of the consequences listed in paragraphs (a) through (j) of Item 4 of the Special Instructions for Complying with Schedule 13D.

Pirate Capital LLC intends to review on a continuing basis the investments by the Holders in the Issuer on behalf of which it has dispositive power. Based on such continuing review, and all other factors deemed relevant, Pirate Capital LLC may exercise its authority on behalf of one or more of the Holders to sell or seek the sale of all or part of the Shares or to increase a Holder's holdings of Common Stock of the Issuer.



Item 5. Interest in Securities of the Issuer

(a) and (b) By virtue of its position as general partner of Jolly Roger Fund LP and an agreement between it and the sole owner of Mint Master Fund, Ltd., Pirate Capital LLC has sole power to vote or direct the voting, and to dispose or direct the disposition of, all of the Shares owned by Jolly Roger Fund LP and Mint Master Fund Ltd. By virtue of an agreement between it and Jolly Roger Offshore Fund, Ltd. Pirate Capital LLC has sole disposition power with respect to all of the Shares owned by Jolly Roger Offshore Fund Ltd. By virtue of his position as sole Managing Director of Jolly Roger Offshore Fund Ltd, Thomas R. Hudson Jr. has sole voting power with respect to the Shares owned by Jolly Roger Offshore Fund Ltd. By virtue of their shared control of Pirate Capital LLC, each of Thomas R. Hudson Jr. and Gabrielle Katz Hudson is deemed to have shared voting power and shared disposition power with respect to all Shares as to which Pirate Capital, LLC has voting power or disposition power.

Based on the foregoing, Pirate Capital, LLC has sole voting power with respect to 477,900 of the Shares and sole disposition power with respect to 1,161,100 of the Shares; Thomas R. Hudson Jr. has sole voting power with respect to 683,200 of the Shares and shared voting power with respect to 477,900 of the Shares disposition power with respect to 1,161,100 of the Shares; and Gabrielle Katz Hudson has shared voting power with respect to 477,900 of the Shares and shared disposition power with respect to 1,161,100 of the Shares.

(b) All of the Shares were purchased by the Holders in open market transactions. The following sets forth all purchases made by each of the Holders in the last sixty days:




JOLLY ROGER FUND LP
Trade Date	Number of Shares 	Price
2004-09-17	10,000	 		13.37
2004-09-20	30,000 			13.48
2004-09-23	5,500 			13.79
2004-09-23	6,000 			13.85
2004-09-23	5,000 			13.80
2004-09-23	5,000 			13.85
2004-09-30	5,000 			13.60
2004-10-05	2,300 			13.89
2004-10-05	1,400 			13.98
2004-10-05	10,000 			13.98
2004-10-05	5,000			14.00
2004-10-06	400 			14.07
2004-10-06	200 			14.07
2004-10-06	4,800			14.08
2004-10-07	20,000 			14.25
2004-10-08	30,900 			14.14
2004-10-12	25,000 			14.00
2004-10-20	13,400 			13.93
2004-10-20	8,700			14.00
2004-10-20	6,700			13.92
2004-10-20	5,500			13.92
2004-10-20	1,300			13.91
2004-10-20	100 			13.98
2004-10-21	7,700 			13.90
2004-10-22	900			14.02
2004-10-22	25,000			14.00
2004-10-22	24,100 			14.05
2004-10-25	25,000 			14.00
2004-10-29	10,000 			13.85
2004-11-02	5,000 			14.01
2004-11-03	25,000 			13.95
2004-11-03	25,000 			13.98
2004-11-03	25,000 			13.92
2004-11-04	1,100 			13.95
2004-11-04	25,000 			13.90
2004-11-05	17,700 			14.09


JOLLY ROGER OFFSHORE FUND LTD
Trade Date	Number of Shares	Price
2004-09-17	15,000 			13.37
2004-09-20	50,000 			13.48
2004-09-23	7,000 			13.85
2004-09-27	5,000			13.75
2004-09-27	5,000			13.75
2004-09-28	3,200			13.60
2004-09-28	2,800			13.59
2004-09-29	6,300			13.50
2004-09-29	5,000			13.55
2004-09-29	4,900			13.58
2004-09-30	5,000			13.60
2004-09-30	8,000			13.60
2004-10-05	25,000			14.00
2004-10-06	15,700			14.09
2004-10-07	30,000			14.25
2004-10-07	6,000			14.26
2004-10-07	5,000			14.30
2004-10-11	45,900			14.03
2004-10-13	25,000			14.15
2004-10-13	5,000			14.00
2004-10-13	3,900			14.10
2004-10-13	1,100			14.09
2004-10-14	1,700			14.15
2004-10-14	100			14.14
2004-10-19	15,000			14.00
2004-10-20	3,200			13.92
2004-10-20	15,000			13.95
2004-10-20	10,000			13.90
2004-10-21	25,000			13.94
2004-10-21	6,800 			14.00
2004-10-22	25,000			14.05
2004-10-22	9,500			14.00
2004-10-22	8,600			14.00
2004-10-22	3,900			14.00
2004-10-25	25,000 			14.00
2004-10-26	20,800			13.95
2004-11-01	7,100			13.77
2004-11-02	25,000			14.00
2004-11-02	25,000			13.91
2004-11-02	24,800 			14.00
2004-11-02	200			13.99
2004-11-03	25,000 			14.00
2004-11-03	25,000 			14.00
2004-11-03	25,000 			14.00
2004-11-03	25,000 			14.00
2004-11-03	25,000 			14.00
2004-11-05	10,000 			14.09


MINT MASTER FUND LTD
Trade Date	Number of Shares	Price
2004-09-29	4,600 			13.57
2004-09-29	400 			13.56
2004-10-15	18,000			14.00
2004-10-15	7,700 			13.95
2004-10-15	5,000 			13.90
2004-10-20	10,000			13.95


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None


Item 7. Material to Be Filed as Exhibits
Exhibit 1. Joint Filing Agreement
Exhibit 2. Letter to the Board of Directors of GenCorp Inc.


Signature

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated November 13, 2004.

			Pirate Capital LLC


		   By: 	Thomas R. Hudson Jr.
			Portfolio Manager


			Thomas R. Hudson Jr.


			Gabrielle Katz Hudson




EXHIBIT 1

AGREEMENT OF JOINT FILING
The undersigned hereby agree that the attached Schedule 13D, together with any and all amendments thereto, is filed on behalf of each of us, pursuant to Rule 13d-1 of the General Rules and Regulations of the Securities and Exchange Commission. This Agreement may be executed in several counterparts, each of which may be deemed to be an original, but all of which together will constitute one and the same Agreement.

Dated: November 13, 2004

			Thomas R. Hudson Jr.


			Gabrielle Katz Hudson


			PIRATE CAPITAL LLC

EXHIBIT 2

LETTER TO THE BOARD OF DIRECTORS OF GENCORP INC.


Board of Directors of GenCorp, Inc.:

Pirate Capital LLC ("Pirate") manages hedge fund portfolios. We currently own 1,161,100 shares (or approximately 2.56%) of the common stock of GenCorp Inc. ("GenCorp" or the "Company").

Along with our financial investment in GenCorp, we have also made two separate visits to GenCorp's corporate headquarters in Rancho Cordova, CA to meet with members of senior management. The financing announced on November 8, 2004 is seemingly unnecessary and a shock to us and apparently to other investors of GenCorp. In our view, the Company is diluting the current shareholders by privately issuing up to $75 million of convertible debt and publicly issuing up to 8.6 million shares of common equity.

The Company has 12,700 acres or 21 square miles (Bermuda is 21 square miles and Manhattan is 23 square miles) of real estate located outside Sacramento, CA, which the Company has implied are worth significantly more than the current enterprise value. The Company has stated that the land is worth $50,000 per raw un-entitled acre and $600,000 - $1 million per finished entitled acre. To create finished land the Company must invest $150,000 per acre. Finished land is priced on a percent usable basis, which is typically 65% or 8,255 acres of GenCorp land. Therefore, the land is worth $3.7 billion - $7 billion ($82/share - $154/share), net of development costs.

Given the aforementioned valuation, the Company has stated that the first parcel of land will be entitled in late 2005 or early 2006.
Thus, within 1.5 years the value of the Company will increase significantly.

Also, the Company plans to sell its Fine Chemical's business (before yearend 2004) for over $120 million ($2.64/share) in cash. The Company owns Aerojet, which the Company expects 2004 EBITDA to be $75-$85 million. At 6.5x, the midpoint of expected EBITDA, Aerojet is worth $520 million ($11.45/share). The Company has net debt of $537 million ($11.82/share).

Considering the Real Estate, Aerojet, Fine Chemical, and debt the total enterprise value of the Company is $84/share - $156/share. This range of future values is no doubt conservative as the value of real estate in the Sacramento area has increased at a CAGR of 6.6% since 1978.

Why has the GenCorp Board approved an equity offering at a known undervalued price, which will dilute current shareholders including GenCorp Employee Savings Plans, which own 4.9 million shares or 11% of the Company? If the Company is in need of liquidity the Company should commence a subscription rights offering.


The Company has stated that the proceeds of the equity offering will be used to redeem a portion of the 9.5% notes and to redeem other borrowings or for general corporate use. This issuance is unexplainable and would greatly dilute the current shareholders at a time when the Company will be receiving approximately $120 million for the sale of the Fine Chemicals business. There are no significant debt maturities and management stated on the 3Q 2004 earnings call (October 15, 2004) that in 4Q04 the Company's cash flow will be breakeven and in 2005 the Company will be cash flow positive and EPS positive. The Company currently and, certainly, post the sale of Fine Chemical, does not need to raise cash through an equity issuance.

Pirate is a proponent of strong corporate governance and is in full support of the Company adopting Steel Partner II's proposed corporate governance reforms.

We believe that going through with the aforementioned financings and not addressing the issues with current shareholders would be in breach of the Board's fiduciary duty to shareholders. At this time the Board should terminate any such plans to raise capital.


Kindest Regards,



David A. Lorber
Pirate Capital LLC